SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934*

                                CompuTrac, Inc.
                                (Name of Issuer)

                            Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   001750-20562010
                                 (CUSIP Number)

                                  Harry W. Margolis
                                 222 Municipal Drive
                               Richardson, Texas 75080
                                   (972) 234-4241
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  November 14, 1998
                        (Date of Event which Requires Filing
                                 of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS 240.13d-1(e),
       240.13d-1(f) or 204.13d-1(g), check the following box.        [  ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
       See S 240.13d-7(b) for other parties to whom copies are to be sent.

       *The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       CUSIP NO. 001750-20562010          SCHEDULE 13D


       (1)Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

              Harry W. Margolis

       (2)Check the Appropriate Box if a Member of a Group
          (See Instructions)                                    (a)    .
                                                                (b)    .

       (3)SEC Use Only


       (4)Source of Funds (See Instructions)                          PF


       (5)Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e).


       (6)Citizenship or Place of Organization                       U.S.

          Number of        (7)   Sole Voting Power              2,507,177
          Shares Bene-
          ficially         (8)   Shared Voting Power                    0
          Owned by
          Each             (9)   Sole Dispositive Power         2,507,177
          Reporting
          Person With     (10)   Shared Dispositive Power               0

       (11) Aggregate Amount Beneficially Owned by Each Reporting Person
               2,507,177


       (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).


       (13) Percent of Class Represented by Amount in Row (11)     36.6%1


       (14) Type of Reporting Person (See Instructions)               IN

               1 Based on 6,519,538 shares issued and outstanding as of November 30, 1998, and 333,000 shares obtainable within 60 days pursuant to the exercise of options by the Reporting Person.

       Item 1.            Security and Issuer.

            The class of equity securities to which this statement relates is the Common Stock, $.01 par value, of CompuTrac, Inc. (the _Issuer_). The address of the principal executive offices of the Issuer is 222 Municipal Drive, Richardson, Texas 75080.

       Item 2.            Identity and Background.

            (a)  Harry W. Margolis

            (b)  222 Municipal Drive
                 Richardson, Texas 75080

            (c)  Chief Executive Officer and Chairman of the Board of the
                 Issuer.

            (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)  The Reporting Person is a United States citizen.

       Item 3.   Source and Amount of Funds or Other Consideration.

            The Reporting Person used his personal funds in the amount of $90,000 to purchase 180,000 shares of Common Stock from the Issuer pursuant to the exercise of an employee stock option on November 14, 1998. The Reporting Person previously used personal funds in the amount of $75,000 to purchase 200,000 shares of Common Stock on the open market on October 6, 1998. No part of the purchase price of the foregoing shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

       Item 4.   Purpose of Transaction.

            The Reporting Person acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions and other factors that he may deem significant to investment decisions, the Reporting Person may purchase additional shares in the open market, in private transactions or pursuant to the exercise of options or may dispose of all or a portion of the shares held or hereafter acquired by him. A sale of shares by the Reporting Person could result in a change in control of the Issuer.

            Except as otherwise set forth above, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of
       Schedule 13D. As Chief Executive Officer and Chairman of the Board and the beneficial owner of 36.6% of the outstanding shares of Common Stock of the Issuer, the Reporting Person is in a control relationship with the Issuer.

       Item 5.   Interest in Securities of the Issuer.

            (a)-(b) The Reporting Person beneficially owns 2,535,394 shares of Common Stock, including 28,217 shares owned by his wife and 333,000 shares obtainable within 60 days pursuant to the exercise of options. Such shares represent 36.8% of the outstanding Common Stock of the Issuer, as determined pursuant to Rule 13d-3(d). The Reporting Person has sole voting and dispositive power with respect to all such shares other than the 28,217 shares owned by his wife, with respect to which his wife has sole voting and dispositive power. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the 28,217 shares owned by his wife.

            (c) On November 14, 1998, stock options entitling the Reporting Person to purchase an aggregate of 333,000 shares of Common Stock were canceled and two options to purchase 333,000 and 180,000 shares of
       Common Stock, respectively, were granted to him.   Such option
       cancellations and grants were part of a restructuring of the Reporting Person's compensation as an executive officer of the Issuer, which restructuring also involved an agreement by the Reporting Person to a reduction in his annual base salary for 1998 and 1999.

                 On November 14, 1998, the Reporting Person made a gift of 10,000 shares of Common Stock to his son and a gift of 10,000 shares of Common Stock to his daughter.

                 Except as disclosed in this Item 5(c) and in Item 3, the Reporting Person has not effected any transaction in the Common Stock of the Issuer during the past 60 days.

            (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock deemed to be beneficially owned by him.

            (e)  Not applicable.

       Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

            None.

       Item 7.   Material to Be Filed as Exhibits.

            None.

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       Date: December 9, 1998        /s/ HARRY W. MARGOLIS
                                      Harry W. Margolis